UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 10-C

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                           PEOPLES FIRST CORPORATION
             (Exact name of issuer as specified in its charter)

100 South Fourth Street
Paducah, Kentucky                                                    42002-2200
(Address of principal exective offices)                              (Zip Code)

       Issuer's telephone number, including area code: (502) 441-1200

I.  Change in the number of shares outstanding

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.  Title of security - common stock, no par value
     2.  Number of shares outstanding before the change - 9,528,426
     3.  Number of shares outstanding after the change - 10,004,847
     4.  Effective date of change - March 20, 1997 payment date
                                    (February 21, 1997 record date)
     5.  Method of change - stock dividend

Brief Description of Transaction - 5% common stock dividend, 1 share issued for each 20 shares outstanding; cash at 95% of the closing trading price on 02/21/97 for fractional shares

II.  Change in the name of issuer

     1.  Name prior to change - "N/A"
     2.  Name after change - "N/A"
     3.  Effective date of charter amendment changing name - "N/A"
     4.  Date of shareholder approval of change, if required - "N/A"


Date - January 21, 1997                           /s/ Allan B. Kleet
                                                  Allan B. Kleet
                                                  Principal Accounting Officer